UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INTEROIL CORPORATION

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

   460951106

(CUSIP Number)

Arthur F. McMahon, III

425 Walnut Street, Suite 1800

Cincinnati, Ohio  45202

(513) 381-2838

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Phil E. Mulacek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,522,195 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,522,195 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,522,195 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Five Sterling LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 99,750 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 99,750 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,750 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: The Sterling Mulacek Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 39,681 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 39,681 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,681 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Petroleum Independent & Exploration, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 127,000 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 127,000 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 127,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Gerard Rene Jacquin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,248,368 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,248,368 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,248,368 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common shares, no par value per share (the “Common Shares”), of InterOil Corporation, a Yukon corporation (the “Company”), and amends the Schedule 13D filed by Mr. Phil E. Mulacek, Five Sterling LP, the Sterling Mulacek Trust, Petroleum Independent & Exploration, LLC and Mr. Gerard Rene Jacquin (together, the “Reporting Persons”) on March 29, 2016 (the “Original Schedule 13D”). The principal executive offices of the Company are located at 163 Penang Road, #06-02 Winsland House II, Singapore 238463. The ownership percentages of the Reporting Persons were calculated based on 49,572,811 Common Shares outstanding, as reported as of December 31, 2015 on the Form 40-F filed by the Company on March 30, 2016 (the “2015 Annual Report”).

This Amendment No.1 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not defined herein have the meanings assigned to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 1 makes no amendments to the information in Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 1 makes no amendments to the information in Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following:

(d), (f) - (g)           On April 12, 2016, Mr. Mulacek and PIE filed an application (the “Application”) before the Supreme Court of Yukon (the “Court”) in order for the Court to decide upon matters relevant to the Special Meeting, as well as the annual and special meeting of the holders of the Common Shares scheduled by the Company to be held June 14, 2016 (the “Annual Meeting”). In particular, with respect to the Annual Meeting, Mr. Mulacek and PIE seek in the Application an order from the Court that if their proposal to reduce the number of directors of the Company to six is approved at the Special Meeting, six directors will be elected at the Annual Meeting and such directors will be elected on an individual basis. The description of the Application in this Item 4 is qualified in its entirety by reference to the petition to the Court that was included in the Application, the text of which is filed as an exhibit to this Amendment No. 1.

Mr. Mulacek and PIE are in ongoing discussions with the Company about the matters described herein and the proposals described in the Original Schedule 13D (the “Proposals”). In connection with these discussions, the Company has requested that Mr. Mulacek and PIE stop taking actions to support and publicize the Proposals, including suspending all communications with other shareholders for 15 business days. Mr. Mulacek and PIE do not believe delaying action on the Proposals in any way is in the best interest of the Company and its shareholders. On April 14, 2016, Mr. Mulacek and PIE delivered a letter to the Company (the “April 14th Letter”) that, among other things:

•	Indicated that they are unwilling to suspend further action with respect to the Proposals at this time;
•	Reiterated their desire to have serious, good faith discussions with the Company about the Proposals; and
•	Requested that the Company provide a substantive response to the Proposals.

The description of the April 14th Letter in this Item 4 is qualified in its entirety by reference to the April 14th Letter, the text of which is filed as an exhibit to this Amendment No. 1.

On April 15, 2016, Mr. Mulacek and PIE issued a press release (the “April 15th Press Release”) announcing the Application and their reasons for making it. The April 15th Press Release also discussed certain other matters related to the Company and the Proposals. The description of the April 15th Press Release in this Item 4 is qualified in its entirety by reference to the April 15th Press Release, the text of which is filed as an exhibit to this Amendment No. 1.

On April 19, 2016, Mr. Mulacek and PIE delivered a letter to the Company responding to certain proposals made by the Company (the “April 19th Letter”). Among other things, the April 19th Letter:

•	Rejected the Company’s proposal to reduce the number of directors to eight, rather than six; and
•	Indicated that, subject to certain procedural and substantive conditions, Mr. Mulacek and PIE would be willing to agree to have the holders of the Common Shares consider and vote on the Proposals at the Annual Meeting rather than the proposed Special Meeting.

The description of the April 19th Letter in this Item 4 is qualified in its entirety by reference to the April 19th Letter, the text of which is filed as an exhibit to this Amendment No. 1.

If the discussions between Mr. Mulacek, PIE and the Company do not result in a resolution acceptable to Mr. Mulacek and PIE, Mr. Mulacek and PIE may take a number of further actions, including soliciting proxies from the holders of the Common Shares to vote in favor of the Proposals and on certain other matters at the Special Meeting or at the Annual Meeting and seeking further redress from the courts.

The Company is a “foreign private issuer” as defined in Rule 3b-4 promulgated under the Act, and the equity securities of the Company, including the Common Shares, are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. Mr. Mulacek and PIE will solicit proxies from holders of the Common Shares, if at all, in accordance with applicable rules and regulations in Canada. This Item 4 is not, itself, a solicitation of proxies for the Special Meeting or the Annual Meeting, and holders of Common Shares should not rely on the information in this Item 4 regarding the voting of their Common Shares or the furnishing of proxies for the Special Meeting or the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to reflect the number of common shares outstanding reported in the 2015 Annual Report as follows:

(a) - (b)                Mr. Mulacek personally beneficially owns 2,255,764 Common Shares, representing 4.6% of the Common Shares issued and outstanding.

Five Sterling beneficially owns 99,750 Common Shares, representing 0.2% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by Five Sterling because Mr. Mulacek is the sole member and president of PIE, which is the general partner of Five Sterling.

39,681 Common Shares are held in the Trust, representing 0.1% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have beneficial ownership of the Common Shares held in the Trust because Mr. Mulacek is the sole trustee of the Trust.

PIE beneficially owns 127,000 Common Shares, representing 0.3% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by PIE because Mr. Mulacek is the sole member and president of PIE.

Mr. Mulacek has sole voting and dispositive power with respect to the Common Shares he holds personally and the shares held by PIE, Five Sterling and the Trust.

Mr. Jacquin beneficially owns 1,248,368 Common Shares, representing 2.5% of the Common Shares issued and outstanding. Mr. Jacquin has sole voting and dispositive power with respect to his Common Shares.

Each of Mr. Mulacek, Five Sterling, the Trust and PIE disclaims membership in a group with Mr. Jacquin and each other. Mr. Jacquin disclaims membership in a group with each of the other Reporting Persons.  The filing of the Original Schedule 13D or this Amendment No. 1 shall not be construed as an admission that Mr. Mulacek is the beneficial owner of any of the Common Shares that Five Sterling, the Trust or PIE may be deemed to beneficially own.

(c)                        None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)                        Except for the Reporting Persons and members of Mr. Mulacek’s household, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)                        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The discussion in Item 4 above of this Amendment No. 1 is incorporated into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1.	Petition of Phil E. Mulacek and Petroleum Independent & Exploration, LLC before the Supreme Court of Yukon Regarding a Special Meeting of the Company’s Shareholders Called for June 9, 2016 and the Annual Meeting of the Company’s Shareholders Called for June 14, 2016.

2.	Letter dated April 14, 2016 on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC to Sheree Ford, General Counsel and Corporate Secretary of the Company.

3.	Press release of Phil E. Mulacek and Petroleum Independent & Exploration, LLC dated April 15, 2016.

4.	Letter dated April 19, 2016 on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC to Sheree Ford, General Counsel and Corporate Secretary of the Company.

5.	Joint Filing Agreement, dated March 29, 2016, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2016	PHIL E. MULACEK

/s/ Phil E. Mulacek

FIVE STERLING LP

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Sole Member and President of Petroleum Independent and Exploration, LLC, General Partner

STERLING MULACEK TRUST

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Trustee

PETROLEUM INDEPENDENT & EXPLORATION, LLC

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Sole Member and President

GERARD RENE JACQUIN

/s/ Gerard Rene Jacquin